

August 5, 2011

Via Facsimile
Mr. Zedong Xu
Chief Financial Officer
Harbin Electric, Inc.
No. 9 Ha Ping Xi Lu
Ha Ping Lu Ji Zhong Qu
Harbin Kai Fa Qu, Harbin, China 150060

> **Re: Harbin Electric, Inc.**
> **Form 10-K for the year ended December 31, 2010**
> **Filed March 16, 2011**
> **Form 10-Q for the period ended March 31, 2011**
> **Filed May 10, 2011**
> **File No. 001-33276**

Dear Mr. Xu:

We have reviewed your response dated July 26, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010

1. We will await the amendment to your Form 10-K for the year ended December 31, 2010. Please ensure you consider our prior comments 7, 8, 10, 12 and 13 in preparing your amendment.

Item 9A. Controls and Procedures, page 36

(a) Evaluation of Controls and Procedures, page 36

2.   We note your response to our prior comment 8. Please explain to us how you were able to reach your conclusion that the information disclosed in your Exchange Act reports was recorded and reported within the time periods specified in the SEC rules and forms when the errors noted in your financial statements, for example, your acquisition of Simo Motor, your failure to provide required disclosures pursuant to SFAS 154, incorrect statement of cash flow amounts, were all identified by SEC staff comments. Further, to date, you have not filed the required amendment. Alternatively, amend your filing to conclude that your disclosure controls and procedures were not effective as of December 31, 2010.

(b) Management's Annual Report on Internal Control over Financial Reporting

3.   Please refer to our prior comment 13 where you indicate that due to materiality you do not consider the reclassifications material weaknesses. Please note that the changes you were required to make in your financial statements, which you called reclassifications, would not be material weaknesses themselves but rather, they would likely be the result of one or more material weaknesses in your internal control over financial reporting. Please refer to Release 33-8760 and revise the planned amendment to this Form 10-K to clearly disclose all material weaknesses.

        You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or Jeff Jaramillo, Accounting Branch Chief, at (202) 551-3212 if you have any questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or Geoffrey Kruczek, Reviewing Attorney, at (202) 551-3641, if you have questions on any other comments. In this regard, do not hesitate to contact me at (202) 551-3671.
                .

                                        Sincerely,

                                        /s/ Martin James

                                        Martin James
                                        Senior Assistant Chief Accountant